SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. __)*

BRAVO! FOODS INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105666101 (CUSIP Number)

August 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 105666101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Coca-Cola Enterprises Inc. 58-05053352
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 30,000,000 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 30,000,000 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.65%
12	TYPE OF REPORTING PERSON CO

Item 1	(a).	Name of Issuer:

BRAVO! FOODS INTERNATIONAL CORP.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

11300 U.S. Highway 1, Suite 202 North Palm Beach, FL 33408

Item 2	(a).	Name of Person Filing:

Coca-Cola Enterprises Inc.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

2500 Windy Ridge Parkway Atlanta, GA 30339

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e).	CUSIP Number:

105666101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐> A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)..

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) Amount beneficially owned:	30,000,000

	(b) Percent of class:	18.65%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 30,000,000 .

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of 30,000,000 .

(iv) Shared power to dispose or to direct the disposition of None .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2005

COCA-COLA ENTERPRISES INC.

By:	/S/ J. J. CULHANE
John J. Culhane
Title:	Executive Vice President and General Counsel